

Mail Stop 4561

November 24, 2015

Darren Lopez
Chief Executive Officer
That Marketing Solution, Inc.
4535 South 2300 East, Suite B
Salt Lake City, Utah 84117

> **Re: That Marketing Solution, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 16, 2015**
> **File No. 000-55357**

Dear Mr. Lopez:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Reasons for the Adoption of the Amendment to Our Articles of Incorporation, page 3

1. We note that you have plans to issue the shares of common stock that will become available upon the effective date of the amendment in connection with your outstanding convertible promissory notes. Please revise to disclose the following information in tabular form, both before and after giving effect to the amendment: the number of shares authorized, issued and outstanding, reserved for issuance, and available for issuance. Also expand your disclosure to summarize the terms of the promissory notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Branden T. Burningham, Esq.